SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
          (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. __ )

                          BroadBand Technologies, Inc.
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   111309 10 0
                 -----------------------------------------------
                                 (CUSIP Number)

                      Change in Status to Passive Investor
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                               -------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [   ]  Rule 13d-1(b)

          [ X ]  Rule 13d-1(c)

          [   ]  Rule 13d-1(d)


                               Page 1 of 5 Pages.

 ------------------------------         -------------------------------
|     Cusip No. 111309 10 0    |  13G  |   Page  2  of    5    Pages   |
|------------------------------|       |-------------------------------|
 ----------------------------------------------------------------------
|1   |NAME OF REPORTING PERSONS                   AMP Incorporated     |
|    |I.R.S. IDENTIFICATION NO. OF                23-0332575           |
|    |ABOVE PERSONS (ENTITIES ONLY)                                    |
|----------------------------------------------------------------------|
|2   |CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP    (a) [  ]       |
|    |                                                  (b) [xx]       |
|    |                                                                 |
|----------------------------------------------------------------------|
|3   |SEC USE ONLY                                                     |
|    |                                                                 |
|    |                                                                 |
|----------------------------------------------------------------------|
|4   |CITIZENSHIP OR PLACE OF ORGANIZATION                             |
|    |                                                                 |
|    |                           Pennsylvania corporation              |
|----------------------------------------------------------------------|
| NUMBER OF |5 | SOLE VOTING POWER 1,073,063 | | SHARES |---------------------------------------------------------| |BENEFICIALLY|6 |
SHARED VOTING POWER None | | OWNED BY
|---------------------------------------------------------| | EACH |7 | SOLE
DISPOSITIVE POWER 1,073,063 | | REPORTING
|---------------------------------------------------------| |PERSON WITH |8 |
SHARED DISPOSITIVE POWER None |
|----------------------------------------------------------------------|
|9   |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     |
|    |                                                                 |
|    |                                                 1,073,063       |
|----------------------------------------------------------------------|
|10  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES            |
|    |CERTAIN SHARES                                                   |
|    |                                                 [ x ]           |
|----------------------------------------------------------------------|
|11  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  |
|    |                                                 8.0%            |
|    |                                                                 |
|----------------------------------------------------------------------|
|12  |TYPE OF REPORTING PERSON                         CO              |
|    |                                                                 |
|    |                                                                 |
 ----------------------------------------------------------------------

                               Page 2 of 5 Pages.

Item 1(a).   NAME OF ISSUER:
                     BroadBand Technologies, Inc.
                ---------------------------------------------------------

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                       4024 Stirrup Creek Drive, Suite 150
                          Durham, North Carolina 27703
                ---------------------------------------------------------

Item 2(a).   NAME OF PERSON FILING:
                     AMP Incorporated
                ---------------------------------------------------------

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                     P.O. Box 3608
                     M.S. 176-48
                     Harrisburg, PA   17105
                ---------------------------------------------------------

Item 2(c).   CITIZENSHIP:
                      Place of organization is Pennsylvania
                ---------------------------------------------------------

Item 2(d).   TITLE OF CLASS OF SECURITIES:
                     Common Stock,  $0.01 par value
                ---------------------------------------------------------

Item 2(e).   CUSIP NUMBER:
                     111309 10 0
                ---------------------------------------------------------

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b) [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

        (e) [  ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                               Page 3 of 5 Pages.

        (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

        (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX. [ X ]

            There is no change in beneficial ownership being reported in this
            Schedule 13G, but the statement is being filed to take advantage of the Passive Investor status created effective February 17, 1998.

Item 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:
                           1,073,063
                ---------------------------------------------------------

        (b)     Percent of class:
                           8.0%
                ---------------------------------------------------------

        (c)     Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote      1,073,063
                (ii)  Shared power to vote or to direct the vote    None.
                (iii) Sole power to dispose or to direct the
                        disposition of                              1,073,063
                (iv)  Shared power to dispose or to direct the
                        disposition of                              None.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             [If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.]
                           N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             [If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.]
                           N/A

                               Page 4 of 5 Pages.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             [If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.]

               AMP Incorporated is not a member of a group. However, Richard P. Clark is a Divisional Vice President of AMP Global Wireless Products Group of AMP Incorporated and a director of BroadBand Technologies, Inc. As of April 7, 1998, Mr. Clark beneficially owns a total of 15,500 shares of Common Stock of BroadBand Technologies, Inc., consisting of 15,500 options that are vested and by which Mr. Clark has the right to acquire shares of Common Stock of BroadBand Technologies, Inc. within 60 days. The aggregate amount of shares beneficially owned by Mr. Clark represents approximatley 0.1% of the outstanding shares of Common Stock of BroadBand Technologies, Inc. These shares are not included in the beneficial ownership reported for AMP Incorporated in this Schedule 13G and AMP disclaims beneficial ownership of such shares.

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

             [Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.]
                           N/A

Item 10.   CERTIFICATION.

             This statement is filed pursuant to Rule 13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                  April 7, 1998
                            ---------------------------
                                     (Date)


                                AMP Incorporated

                                /s/ J. E. Marley
                          By:__________________________
                                   (Signature)


                                     J. E. Marley
                                    Chairman
                              ---------------------------
                                     (Name/Title)


                               Page 5 of 5 Pages.